UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Ault Alliance, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

09175M 507

(CUSIP Number)

MILTON C. AULT, III

c/o Ault & Company, Inc.

11411 Southern Highlands Parkway, Suite 330

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 23, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09175M507

1	NAME OF REPORTING PERSON AULT & COMPANY, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 214,940,800 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 214,940,800 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,940,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.72%
14	TYPE OF REPORTING PERSON CO

(1)	Represents (i) 25,229 shares of Common Stock, (ii) 200,000,000 shares of Common Stock issuable upon conversion of 44,000 shares of Series C Convertible Preferred Stock and (iii) 14,915,571 shares of Common Stock issuable upon exercise of outstanding warrants. Each share of Series C Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $0.22, or (B) 105% of the volume weighted average price of the Common Stock during the ten trading days immediately prior to the date of conversion.

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CUSIP No. 09175M507

1	NAME OF REPORTING PERSON MILTON C. AULT, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,326 (1)
	8	SHARED VOTING POWER 214,940,800 (2)
	9	SOLE DISPOSITIVE POWER 2,326 (1)
	10	SHARED DISPOSITIVE POWER 214,940,800 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,943,126
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.72%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 2,245 shares of Common Stock and (ii) 81 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.
(2)	Represents (i) 25,229 shares of Common Stock held by Ault & Company, Inc., (ii) 200,000,000 shares of Common Stock issuable upon conversion of 44,000 shares of Series C Convertible Preferred Stock held by Ault & Company, Inc. and (iii) 14,915,571 shares of Common Stock issuable upon exercise of outstanding warrants held by Ault & Company, Inc. Each share of Series C Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $0.22, or (B) 105% of the volume weighted average price of the Common Stock during the ten trading days immediately prior to the date of conversion.

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CUSIP No. 09175M507

1	NAME OF REPORTING PERSON WILLIAM B. HORNE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 162 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 162 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 81 shares of Common Stock and (ii) 81 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

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CUSIP No. 09175M507

1	NAME OF REPORTING PERSON HENRY C.W. NISSER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION SWEDEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 163 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 163 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 82 shares of Common Stock and (ii) 81 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

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CUSIP No. 09175M507

1	NAME OF REPORTING PERSON KENNETH S. CRAGUN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 77 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 28 shares of Common Stock and (ii) 49 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

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CUSIP No. 09175M507

This Amendment No. 8 (“Amendment No. 8”) amends and supplements the Schedule 13D filed by the undersigned on October 12, 2021 and amended on November 24, 2021, January 4, 2022, July 11, 2022, August 11, 2022, August 22, 2022, September 8, 2022 and October 24, 2023 (the “Schedule 13D”). Except as otherwise specified in this Amendment No. 8, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 8 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.  This Amendment No. 8 is being filed to reflect, among other things, a change in beneficial ownership resulting from approval by the NYSE American (the “Exchange”), effective July 23, 2024, of a supplemental listing application, allowing the issuance of shares of Common Stock upon conversion of Series C Convertible Preferred Stock (“Series C Preferred Stock”) and exercise of warrants, in excess of the initial 19.99% of Common Stock, in accordance with the Exchange’s rules and regulations, after the Issuer obtained stockholder approval for such issuances.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This statement is filed by:

(i)	Ault & Company, Inc., Delaware corporation (“Ault & Company”), with respect to the Shares beneficially owned directly by it;

(ii)	Milton C. Ault, III, Chief Executive Officer and Chairman of Ault & Company and Founder and Executive Chairman of the Issuer;

(iii)	William B. Horne, Chief Financial Officer and Vice Chairman of Ault & Company and Chief Executive Officer of the Issuer;

(iv)	Henry C.W. Nisser, President, General Counsel and a director of each of Ault & Company and the Issuer; and

(v)	Kenneth S. Cragun, Chief Financial Officer of the Issuer.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, attached hereto as Exhibit 99.1. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Ault & Company. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of Ault & Company is 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141. The principal business address of Messrs. Ault, Horne and Cragun is c/o the Issuer, 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141. The principal business address of Mr. Nisser is c/o the Issuer, 122 E. 42nd Street, 50th Floor, Suite 5000, New York, NY 10168.

(c)        The principal business of Ault & Company is investing in securities. The principal occupation of Mr. Ault is serving as the Executive Chairman of the Issuer. The principal occupation of Mr. Horne is serving as the Chief Executive Officer of the Issuer.  The principal occupation of Mr. Nisser is serving as the President and General Counsel of the Issuer. The principal occupation of Mr. Cragun is serving as the Chief Financial Officer of the Issuer

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CUSIP No. 09175M507

(d)       No Reporting Person nor any person listed in Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person nor any person listed in Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Ault & Company is organized under the laws of the State of Delaware. Messrs. Ault, Horne and Cragun are each a citizen of the United States of America. Mr. Nisser is a citizen of Sweden. The citizenship of the persons listed in Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The stock options owned by Messrs. Ault, Horne, Nisser and Cragun were awarded to them in their capacities as officers and/or directors of the Issuer. The Shares owned directly by Messrs. Nisser and Cragun were issued upon vesting of restricted stock units awarded to them in their capacities as officers and/or directors of the Issuer. 81 Shares owned directly by Mr. Ault were issued upon vesting of restricted stock units awarded to him in his capacity as an officer and director of the Issuer, and the aggregate purchase price for the other 2,164 Shares owned directly by Mr. Ault is $147,340.50. 80 Shares owned directly by Mr. Horne were issued upon vesting of restricted stock units awarded to him in his capacity as an officer and director of the Issuer, and the aggregate purchase price for the other 1 Share owned directly by Mr. Horne is $11,015.

The aggregate purchase price of the 25,229 Shares owned directly by Ault & Company is $2,600,324.89. The purchase price of the 44,000 shares of Series C Preferred Stock owned directly by Ault & Company, which are currently convertible into 200,000,000 Shares, and warrants owned directly by Ault & Company, which are currently exercisable into 13,008,131 Shares (the “Series C Warrants”), is $44,000,000. The remaining warrants owned directly by Ault & Company, which are currently exercisable into 1,907,440 Shares (the “Warrants”), were issued in connection with a senior secured convertible promissory note in the principal face amount of $17.5 million, which was sold to Ault & Company by the Issuer, for $17.5 million (the “Senior Note”). The Senior Note was subsequently repaid.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 35,846,318 Shares outstanding, which is the total number of Shares outstanding as of July 23, 2024, as reported by the Issuer to the Reporting Persons.

A.	Ault & Company

(a)	As of the date hereof, Ault & Company may be deemed to beneficially own 214,940,800 Shares, consisting of (i) 25,229 Shares, (ii) 200,000,000 Shares issuable upon conversion of 44,000 shares of Series C Preferred Stock and (iii) 14,915,571 Shares issuable upon exercise of outstanding warrants. Each share of Series C Preferred Stock has a stated value of $1,000.00 and is convertible into Shares at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $0.22, or (B) 105% of the volume weighted average price of the Shares during the ten trading days immediately prior to the date of conversion.

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CUSIP No. 09175M507

Percentage: 85.72%

(b)	1. Sole power to vote or direct vote: 214,940,800

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 214,940,800

4. Shared power to dispose or direct the disposition: 0

(c)	Other than the purchase of 10,000 Shares in the open market on June 17, 2024, Ault & Company has not entered into any transactions in the Shares during the past sixty days.

B.	Milton C. Ault, III

(a)	As of the date hereof, Mr. Ault may be deemed to beneficially own 214,943,126 Shares, consisting of (i) 2,245 Shares, (ii) 81 Shares underlying stock options currently exercisable or exercisable within 60 days, (iii) 25,229 Shares held by Ault & Company, (iv) 200,000,000 Shares issuable upon conversion of 44,000 shares of Series C Preferred Stock held by Ault & Company, and (v) 14,915,571 Shares issuable upon exercise of outstanding warrants held by Ault & Company. Each share of Series C Preferred Stock has a stated value of $1,000.00 and is convertible into Shares at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $0.22, or (B) 105% of the volume weighted average price of the Shares during the ten trading days immediately prior to the date of conversion. Mr. Ault may be deemed to beneficially own the Shares owned directly by Ault & Company by virtue of his relationship with Ault & Company described in Item 2.

Percentage: 85.72%

(b)	1. Sole power to vote or direct vote: 2,326

2. Shared power to vote or direct vote: 214,940,800

3. Sole power to dispose or direct the disposition: 2,326

4. Shared power to dispose or direct the disposition: 214,940,800

(c)	Mr. Ault has not entered into any transactions in the Shares during the past sixty days.

C.	William B. Horne

(a)	As of the date hereof, Mr. Horne may be deemed to beneficially own 162 Shares, consisting of (i) 81 Shares and (ii) 81 Shares underlying stock options currently exercisable or exercisable within 60 days.

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CUSIP No. 09175M507

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 81

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 81

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Horne has not entered into any transactions in the Shares during the past sixty days.

D.	Henry C.W. Nisser

(a)	As of the date hereof, Mr. Nisser may be deemed to beneficially own 163 Shares, consisting of (i) 82 Shares and (ii) 81 Shares underlying stock options currently exercisable or exercisable within 60 days.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 163

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 163

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Nisser has not entered into any transactions in the Shares during the past sixty days.

E.	Kenneth S. Cragun

(a)	As of the date hereof, Mr. Cragun may be deemed to beneficially own 77 Shares, consisting of (i) 28 Shares and (ii) 49 Shares underlying stock options currently exercisable or exercisable within 60 days.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 77

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 77

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Cragun has not entered into any transactions in the Shares during the past sixty days.

The filing of this Amendment No. 8 shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

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CUSIP No. 09175M507

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On December 22, 2019, the Issuer entered into a securities purchase agreement with Ault & Company, pursuant to which Ault & Company purchased an aggregate of 88 Shares for a total purchase price of $739,948. The transaction closed on January 15, 2020 after approval of the NYSE American. A copy of the securities purchase agreement is attached as an exhibit hereto and is incorporated herein by reference.

On February 5, 2020 the Issuer sold and issued an 8% Convertible Promissory Note in the principal amount of $1,000,000 (the “Note”) to Ault & Company. The Note was convertible into Shares at a conversion price of $10,989 per share. On August 20, 2020, Ault & Company converted $600,000 of the Note principal into 55 Shares. On May 12, 2021, Ault & Company converted the remaining $400,000 of the Note principal into 36 Shares. A copy of the Note is attached as an exhibit hereto and is incorporated herein by reference.

On October 13, 2023, the Issuer entered into a note purchase agreement with Ault & Company, pursuant to which the Issuer sold to Ault & Company the Senior Note and Warrants. The Warrants have a five-year term, expiring on the fifth anniversary of the closing date, and became exercisable on the first business day after the six-month anniversary of the closing date. A copy of the Warrant is attached as an exhibit hereto and is incorporated herein by reference.

On November 6, 2023, the Issuer entered into a securities purchase agreement (the “SPA”) with Ault & Company, pursuant to which the Issuer agreed to sell, in one or more closings, to Ault & Company up to 50,000 shares of Series C Preferred Stock and the Series C Warrants for a total purchase price of up to $50 million. On December 14, 2023, pursuant to the SPA, the Issuer sold to Ault & Company, in three separate closings that occurred on the closing date, an aggregate of 41,500 shares of Series C Preferred Stock and Series C Warrants to purchase 12,269,031 Shares, for a total purchase price of $41.5 million. On each of March 7, 2024, March 8, 2024, March 18, 2024 and March 19, 2024, pursuant to the SPA, the Issuer sold to Ault & Company 500 shares of Series C Preferred Stock and Series C Warrants to purchase 147,820 Shares, for a purchase price of $500,000.  Each share of Series C Preferred Stock has a stated value of $1,000.00 and is convertible into Shares at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $0.22, or (B) 105% of the volume weighted average price of the Shares during the ten trading days immediately prior to the date of conversion.

On July 24, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

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CUSIP No. 09175M507

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

99.1	Joint Filing Agreement by and among Ault & Company, Inc., Milton C. Ault, III, William B. Horne, Henry C.W. Nisser and Kenneth S. Cragun, dated July 24, 2024.

99.2	Form of Securities Purchase Agreement dated December 22, 2019, by and between the Issuer and Ault & Company (incorporated by reference to Exhibit 10.1 of Form 8-K filed with the SEC on December 23, 2019).

99.3	Form of 8% Convertible Promissory Note, dated February 5, 2020, issued by the Issuer to Ault & Company (incorporated by reference to Exhibit 4.1 of Form 8-K filed with the SEC on February 6, 2020).

99.4	Form of Warrant, issued October 13, 2023 by the Issuer to Ault & Company (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by the Issuer with the SEC on October 16, 2023).

99.5	Securities Purchase Agreement, dated November 6, 2023, by and between the Issuer and Ault & Company (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer with the SEC on November 7, 2023).

99.6	Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by the Issuer with the SEC on November 21, 2023).

99.7	Form of Warrant issued by the Issuer to Ault & Company (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer with the SEC on November 7, 2023).

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CUSIP No. 09175M507

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2024

AULT & COMPANY, INC.
/s/ Milton C. Ault, III
MILTON C. AULT, III	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Chief Executive Officer

/s/ William B. Horne
WILLIAM B. HORNE

/s/ Henry C.W. Nisser
HENRY C.W. NISSER

/s/ Kenneth S. Cragun
KENNETH S. CRAGUN

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CUSIP No. 09175M507

SCHEDULE A

Officers and Directors of Ault & Company, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Chief Executive Officer and Chairman of the Board of Directors	Executive Chairman of Ault Alliance, Inc.	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA
William B. Horne Chief Financial Officer and Vice Chairman of the Board of Directors	Chief Executive Officer of Ault Alliance, Inc.	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA
Henry C.W. Nisser President, General Counsel and Director	President and General Counsel of Ault Alliance, Inc.	c/o Ault Alliance, Inc. 122 E. 42nd Street, 50th Floor, Suite 5000 New York, NY 10168	Sweden
Darren Magot Senior Vice President and Director	Senior Vice President of Ault Alliance, Inc.	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA
Adam Corey Independent Director	Vice President of Marsh & McLennan	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA

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